Filed Pursuant to Rule 424(b)(3)
Registration No. 333-200617

NORTHSTAR/RXR NEW YORK METRO REAL ESTATE, INC.
SUPPLEMENT NO. 3 DATED JUNE 14, 2016
TO THE PROSPECTUS DATED APRIL 29, 2016

This Supplement No. 3 supplements, and should be read in conjunction with, our prospectus dated April 29, 2016, as supplemented by Supplement No. 2 dated May 26, 2016 and Supplement No. 1 dated May 11, 2016. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 3 is to disclose:

•	the status of our initial public offering; and

•	the NSAM, Colony Capital and NorthStar Realty merger announcement.

Status of Our Initial Public Offering

We commenced our initial public offering of $2.0 billion in shares of common stock on February 9, 2015, of which up to $1.8 billion in Class A and Class T shares are being offered pursuant to our primary offering and up to $200 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of June 13, 2016, we received and accepted subscriptions in our offering for 0.24 million shares, or $2.2 million, comprised of $2.0 million in Class A shares and $0.2 million in Class T shares, including 0.16 million shares, or $1.5 million, sold to NorthStar Realty and 0.05 million shares, or $0.5 million, sold to an affiliate of RXR. As of June 13, 2016, approximately $2.0 billion in shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on February 9, 2017, unless extended by our board of directors as permitted under applicable law and regulations.

NSAM, Colony Capital and NorthStar Realty Merger Announcement
On June 2, 2016, NSAM, a co-sponsor and an affiliate of our advisor, announced that it entered into a definitive merger agreement, or the merger agreement with NorthStar Realty and Colony Capital, Inc., or Colony. The merger agreement provides for the combination of NSAM, NorthStar Realty and Colony into a wholly-owned subsidiary of NSAM, as the surviving publicly-traded company for the combined organization that, upon and following the effective time of the mergers, will be renamed Colony NorthStar, Inc., or Colony NorthStar. As a result of the mergers, Colony NorthStar will be an internally-managed equity REIT, with a diversified real estate and investment management platform. In addition, following the mergers, our advisor and dealer manager will be subsidiaries of Colony NorthStar.
The transaction is expected to close during the first quarter of 2017, subject to customary closing conditions, including regulatory approvals, and approval by the NSAM, NorthStar Realty and Colony shareholders. Each of NSAM, NorthStar Realty and Colony are publicly-traded companies with their respective shares listed on the New York Stock Exchange.
We do not expect that this transaction will have a material impact on our operations.

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